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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM N-8A

                          NOTIFICATION OF REGISTRATION
                     FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:*    AMERITRANS CAPITAL CORPORATION

Address of Principal Business Office (No. & Street, City, State, Zip Code):
747 Third Avenue, 4th Floor, New York, NY  10017

Telephone Number (including area code):  (212) 355-2449

Name and address of agent for service of process:
Stursberg & Veith, 405 Lexington Avenue, Suite 4949, NY, NY  10174-4902

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form
     N-8A:          Yes   |_|**       No   |X|



  *    See footnote 1 to Item 1.

 **    See Instruction 4(b) and 4(f).

Item 1.   The exact name of the Registrant is: AMERITRANS CAPITAL CORPORATION

Item 2. The Registrant was incorporated under the laws of the State of Delaware on February 12, 1998.

Item 3.   The Registrant is a corporation.

Item 4.   The Registrant is a management company.

Item 5.   The Registrant is a closed-end, non-diversified company.

Item 6. The Registrant does not now have, and does not intend to have in the future, an investment adviser.

Item 7. The name and address of each officer and director of the Registrant is as follows:


Name                  Address                          Position

Gary C. Granoff       c/o Elk Associates               President and
                      Funding Corporation              Chairman of Board of
                      747 Third Avenue                 Directors
                      New York, New York

Ellen M. Walker       c/o Elk Associates               Vice President,
                      Funding Corporation              General Counsel and
                      747 Third Avenue                 Director
                      New York, New York

Lee A. Forlenza       c/o Elk Associates               Vice President and
                      Funding Corporation              Director
                      747 Third Avenue
                      New York, New York

Margaret Chance       c/o Elk Associates               Secretary
                      Funding Corporation
                      747 Third Avenue
                      New York, New York

Silvia DiGirolamo     c/o Elk Associates               Vice President
                      Funding Corporation
                      747 Third Avenue
                      New York, New York

Marvin Sabesan        c/o Pearl River Textiles, Inc.   Director
                      990 Sixth Avenue
                      New York, New York

Steven Etra           55-25 58th Street                Director
                      Maspeth, New York

Paul Creditor         747 Third Ave. - Suite 4C        Director
                      New York, New York

Allen Kaplan          c/o Team Systems                 Director
                      30-17 40th Avenue
                      Long Island City, New York

John L. Acierno       c/o Executive Charge, Inc.       Director
                      1440 39th Street
                      Brooklyn, New York

Item 8.   Not applicable.

Item 9. (a) The Registrant is not currently issuing or offering its securities directly to the public.

          (b) Not applicable.

          (c) The Registrant presently proposes to make a public offering of its securities pursuant to an Agreement and Plan of Share Exchange between the Registrant and Elk Associates Funding Corporation, a New York corporation and a registered investment company. The Registrant proposes to file a Registration Statement on Form N-14 relating to this proposed public offering with the Commission as soon as practicable, but not more than 90 days after the filing of this Form N-8A.

          (d) The Registrant has no securities currently issued and outstanding.

          (e) Not applicable.

Item 10.  The Registrant currently has no assets.

Item 11. The Registrant has not applied, and does not intend to apply, for a license to operate as a small business investment company under the Small Business Investment Act of 1958.

Item 12.  Not applicable.

                                   SIGNATURES

1. Form of signature if Registrant is an investment company having a board of directors:

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and state of New York on the 29th day of June, 1998.

(SEAL)                                 AMERITRANS CAPITAL CORPORATION


                                       By   /s/ GARY C. GRANOFF
                                            -------------------
                                            Gary C. Granoff
                                            President

Attest: /s/ MARGARET CHANCE
        -------------------
        Margaret Chance
        Secretary